Filed by Lan Airlines S.A.
pursuant to Rule 425 under the
Securities Act of 1933, as amended.

Subject of the offer: TAM S.A.
(Commission File No.: 1-32826)

Third Quarter Results Presentation

October 27, 2010

This presentation may include forward-looking comments regarding the Company's business outlook and anticipated financial and operating results. These expectations are highly dependent on the economy, the airline industry, commodity prices, international markets and external events. Therefore, they are subject to change and we undertake no obligation to publicly update or revise any forward looking statements to reflect events or circumstances that may arise after the date of this presentation. More information on the risk factors that could affect our results are contained on our Form 20-F for the year ended December 31, 2009.

Contents

LAN

Highlights 3Q 2010

(US$ million)	3Q 2010	% Change (YoY)	As Of Sept 2010	% Change (YoY)
Total Revenues	**1,152**	**25.6%**	**3,221**	**24.6%**
Passenger Revenues	800	19.7%	2,221	19.0%
Cargo Revenues	323	49.4%	911	48.4%
Total Operating Expenses	**-996**	**20.7%**	**-2,809**	**20.1%**
Operating Income	**157**	**69.5%**	**412**	**68.0%**
Operating Margin	13.6%	3.5 pp	12.8%	3.3 pp
Net Income	**106**	**103.9%**	**255**	**110.3%**
EBITDAR *	**264**	**35.1%**	**733**	**38.0%**
EBITDAR Margin	22.9%	1.6 pp	22.8%	2.2 pp

- 3Q 2010 results reflect strong recovery and growth in both passenger and cargo businesses
- EBITDAR margin increased 1.6 points reaching 22.9% in 3Q 2010

* EBITDAR = Operating income + depreciation & amortization + aircraft rentals

LAN

3Q10 - EBITDAR Margin Improvement


EBITDAR Margin
1.4%
8.2%
3.0%
5.0%
21.3%
22.9%
3Q09
Yield
Load Factor
Fuel
Others
3Q10

1.99	Fuel Price* [US$]	2.26	+13.7%
195	EBITDAR** [MMUS$]	264	+35.1%

*Fuel price excludes fuel hedge **EBITDAR Margin = (Operating income + depreciation & amortization + aircraft rentals) / Revenues

Passenger Business - Revenue Increases 19.7% in 3Q 2010


+11.5%
9.831
10.960
Pax Capacity (million ASK)
+14.2%
7.575
8.650
Pax Traffic (million RPK)
+1.9 pp.
77,1%
78,9%
Pax Load Factor
+4.8%
8,8
9,2
Pax Yield (US$ cents)
+7.4%
6,8
7,3
Pax RASK (US$ cents)
3Q 2009
3Q 2010

Diversified Passenger Capacity Expansion


3Q09
Dom. Argent. 8.3%
Dom. Ecuador 0.4%
Dom. Peru 8.7%
Regional 22.3%
International (Long Haul) 47.2%
Dom. Chile 13.1%
3Q10
Dom. Argent. 7.1%
Dom. Ecuador 0.6%
Dom. Peru 8.8%
Regional 22.8%
International (Long Haul) 47.3%
Dom. Chile 13.4%

Growth in ASK (3Q10 vs. 3Q09)	11.5%
International (Long Haul)	11.7%
Regional	14.0%
Chile domestic	14.7%
Peru domestic	13.7%
Argentina domestic	-4.7%
Ecuador domestic	26.8%

Cargo Business - Revenue Increases 49.4% in 3Q 2010


+19.1%
974
1.159
Cargo Capacity (million ATK)
+19.0%
669
796
Cargo Traffic (million RTK)
+0.0 pp.
68,7%
68,7%
Cargo Load Factor
+25.6%
32,3
40,5
Cargo Yield (US$ cents)
+25.5%
22,2
27,8
Cargo RATK (US$ cents)
3Q 2009
3Q 2010

LAN

3Q10- RATK /CATK Analysis


+10.1%
50
49
48
47
46
45
44
43
42
44.4
1.28
3.21
48.9
3Q09
Passenger
Cargo
3Q10

RATK

Revenues per ATK grew 10.1% mainly driven by the 25.6% growth in Cargo yields

CATK

Cost per ATK grew 5.3% mainly driven by the increase in Wages & Benefits and Fuel.


+5.3%
44
43
43
42
42
41
41
40
41.3
0.64
0.70
0.29
0.37
0.92
43.5
3Q09
Fuel
W&B
Commercial
Fleet
Other Op. Costs
3Q10

*Revenues per ATK include only passenger and cargo revenues.

LAN

Solid Financial Position

Adj. Debt/ Ebitdar


4,6
4,4
4,2
4,0
3,8
3,6
3,4
4,55
4,40
4,09
3,88
dec-09
mar-10
jun-10
sep-10

Net Debt/ Ebitda


3,2
3,1
3,0
2,9
2,8
2,7
3,09
3,12
2,91
2,82
dec-09
mar-10
jun-10
sep-10

Ebitdar/ Interest Expense


4,3
4,1
3,9
3,7
3,5
3,3
3,1
3,48
3,53
3,85
4,11
dec-09
mar-10
jun-10
sep-10

- September 2010 Cash Balance: US$587 million, representing 14% of LTM revenues
- No short term debt
- Long term debt related to fleet financing
- Low interest rates

LAN remains one of the few investment grade airlines in the world

LAN

Fuel Hedge



Fuel Hedge
(% of Consumption)
% Consumption Hedged
60%
50%
40%
30%
20%
10%
0%
56%
27%
47%
9%
27%
27%
18%
8%
10%
8%
8%
4Q10
1Q11
2Q11
3Q11
4Q11
Collar
Swap

- Swap average is ~ 80 US$/bbl
- Collars range from a lower limit of 55 US$/bbl to a higher limit of 90 US$/bbl
- LAN uses a fuel surcharge policy in both the passenger and cargo businesses

Contents

LATAM – Milestones of the LAN & TAM Combination

✓ **Non-Binding MOU**

- On August 13, a non-binding Memorandum of Understanding was signed between LAN and TAM, in which they outlined their intention to combine.

✓ **Due Diligence Process**

- The due diligence process was completed in September.

✓ **ANAC Presentation**

- The definitive structure of the transaction was presented to the Brazilian aviation authority on October 20.

Definitive Agreements

- Finalize definitive agreements between the parties and satisfaction of requisite conditions, including regulatory approvals.

Shareholders Meetings

- LAN Shareholder Meeting to approve the transaction.

Exchange Offer and Closing

- TAM shareholders will be offered 0.9 LATAM shares. Closing of the transaction is expected during the second quarter of 2011.

LAN

LATAM Airlines Group



TEP Brazil
13.5%
LAN Controlling shareholders
24.1%
Others LAN
46.6%
Others TAM
15.8%
LATAM AIRLINES GROUP
(Currently LAN)
Chile
80% Class A Shares (voting)
20% Class A Shares (voting)
100% Class B Shares (non voting)
HoldCo
Chile
100% ON Shares
100% PN Shares
TAM S.A.
Brazil
100%
100%
TLA
Brazil
Pantanal
Brazil
100%
TAM Milor
Brazil

LAN

LAN's Fleet Plan – Growth and Flexibility


LAN's Fleet Plan
(2009 - 2018)
Average fleet age (Sept 10): 6.1 years
250
200
150
100
50
0
2009
2010
2011
2012
2013
2018
96
2
9
5
27
53
108
2
10
5
28
63
128
2
12
2
5
31
76
142
3
12
5
7
31
84
159
3
14
5
12
31
94
222
3
15
5
32
31
136
Boeing 777-200F Cargo
Boeing 767-300F Cargo
Airbus 340-300
Boeing 787
Boeing 767-300ER
Airbus A320 Fam

CAPEX	2010	2011	2012	2013	2014 - 2018	Total
(US$ million)	424	1,145	1,152	1,315	3,683	7,719

LAN

2010 - 2011 Estimated Capacity Expansion

Passenger ASK Growth


25%
20%
15%
10%
5%
0%
-5%
-10%
11,5%
10,2%
~10%
15%-17%
2008
2009
2010E
2011E

- Expansion in international markets
- Strengthen our Lima hub and increase connectivity within the region
- Continue growth in domestic markets

Cargo ATK Growth


25%
20%
15%
10%
5%
0%
-5%
-10%
12,3%
-6,0%
~20%
13%-15%
2008
2009
2010E
2011E

- Increased operations in Brazil and Europe
- Higher cargo fleet utilization
- Increased capacity in bellies of passenger aircraft
- 3 additional B767 freighters (2010-2011)

LAN

Third Quarter Results Presentation

October 27, 2010